						EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Three months ended
	Years ended September 30					December 31
	2013	2012	2011	2010	2009	2013	2012
EARNINGS
Income (loss) from continuing operations	$677	$38	$56	$88	$(240)	$111	$102
Income tax (benefit) expense	274	(52)	(53)	(13)	(83)	31	30
Interest expense	208	197	105	117	163	38	38
Interest portion of rental expense	25	28	25	26	25	7	7
Amortization of deferred debt expense	65	54	26	81	52	3	5
Distributions (less than) in excess of earnings
of unconsolidated affiliates	(15)	(32)	(12)	(2)	1	—	—
	$1,234	$233	$147	$297	$(82)	$190	$182

FIXED CHARGES
Interest expense	$208	$197	$105	$117	$163	$38	$38
Interest portion of rental expense	25	28	25	26	25	7	7
Amortization of deferred debt expense	65	54	26	81	52	3	5
Capitalized interest	1	1	—	2	3	—	—
	$299	$280	$156	$226	$243	$48	$50

RATIO OF EARNINGS TO FIXED CHARGES	4.13	(C)	(B)	1.31	(A)	3.96	3.64

(A) Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $325 million would have been required for the year ended September 30, 2009.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $9 million would have been required for the year ended September 30, 2011.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $47 million would have been required for the year ended September 30, 2012.